NIGHTDRAGON ACQUISITION CORP.

101 Second Street, Suite 1275

San Francisco, California 94105

February 24, 2021

VIA EDGAR

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ruairi Regan and Pam Howell

Re:	NightDragon Acquisition Corp.
Registration Statement on Form S-1

File No. 333-252909

Acceleration Request
Requested Date: Monday, March 1, 2021
Requested Time: 4:00 p.m. (Eastern time),
or as soon thereafter as practicable

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, NightDragon Acquisition Corp. (the “Company”) hereby requests that the above-referenced Registration Statement on Form S-1 (File No. 333-252909) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Wilson Sonsini Goodrich & Rosati, Professional Corporation, by calling Robert Day at (650) 320-4622 or, in his absence, Bryan King at (206) 883-2535.

* * * * *

Very truly yours,

NightDragon Acquisition Corp.

/s/ Steve Simonian
Name:	Steve Simonian
Title:	Chief Financial Officer

cc:	Morgan Kyauk, NightDragon Acquisition Corp.
David G. DeWalt, NightDragon Acquisition Corp.
Mark Garrett, NightDragon Acquisition Corp.
Ken Gonzalez, NightDragon Acquisition Corp.

Jeffrey D. Saper, Wilson Sonsini Goodrich & Rosati, P.C.
Robert G. Day, Wilson Sonsini Goodrich & Rosati, P.C.
Bryan D. King, Wilson Sonsini Goodrich & Rosati, P.C.

Alan F. Denenberg, Davis Polk & Wardwell LLP
Derek Dostal, Davis Polk & Wardwell LLP